SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               18 December 2006

                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  BT Pension Scheme announcement made on 18 December 2006







DC06-675                                                       December 18, 2006

BT AND TRUSTEES ANNOUNCE AGREEMENT ON TRIENNIAL FUNDING VALUATION OF THE BT PENSION SCHEME

BT and the Trustees of the BT Pension Scheme (BTPS) today announced that they had reached agreement on the triennial funding valuation of the BTPS. Under a new and more conservative actuarial methodology, consistent with regulatory guidance, the deficit as at December 31 2005 has been calculated as GBP3.4bn. Had the previous valuation approach been used on this occasion, the Scheme would be in surplus. BT will make deficit payments equivalent to GBP280m per annum for 10 years with the first three years instalments paid up front.
Key features of the agreement are:

   -An advanced payment of GBP840m, representing three years' instalments of GBP280m, into the scheme by 30th April 2007 - GBP500m of which is to be paid in December 2006.
   -Payments of GBP280m pa in 2009-2015 inclusive.
   -A "true-up/true down" agreement has been reached to adjust post 2008
    Company contributions depending on investment performance. This for example gives the Trustees insurance should investment performance not be in line with expected returns. Subject to Trustee agreement, it gives the company a benefit where investment returns exceed 3.2% real.
   -Employee contributions will remain at 6%. Joint employer/employee contribution will increase from 18.2% to 19.5% from 1 January 2007.

Sir Christopher Bland, BT Chairman said "This is a fair and prudent deal for pensioners and for shareholders, which re-confirms that BT stands fully behind its pension obligations. The Scheme is well-managed and assets have grown very strongly in recent years".

Sir Tim Chessells, Chairman of BTPS Trustees said: "This agreement offers balance and certainty. It secures additional strong support to the benefit of pensioners, is consistent with the interests of scheme members and is further underpinned by having a financially strong sponsor".

Hanif Lalani, BT's Group Finance Director said: "Considerable extra prudence has been built into the deficit calculation since 2002. We are wholly comfortable with this agreement, and there is no impact on our profit and loss account."

Notes to editors:

 1. The BT Pension Scheme (BTPS) is a defined benefit (DB) scheme and was closed to new members on 1 April 2001. A defined contribution (DC) scheme, the BT Retirement Plan, is in place for those joining since 1 April 2001.
 2. Funding valuation: The previous full triennial valuation - as at 31 December 2002 - concluded that there was a funding deficit, which BT agreed to repay at GBP232m per annum over fifteen years. These sums were additional to regular employer contributions.
 3. The BTPS had assets at 31 December 2002 of GBP23bn, rising to over GBP34bn at 31 December 2005 and to GBP36bn by 30 September 2006.
 4. Scheme assets represent 91% of liabilities at 31 December 2005. These liabilities have been expressed at present value using more prudent discount rates than in 2002. The new discount rates average 2.5% per annum real over the next three years as opposed to 4.5% per annum real in 2002.
 5. Accounting valuation: BT's IAS19 accounting deficit in relation to the BTPS at 31 December 2005 was GBP4.0bn (GBP2.8bn net of tax), and GBP2.8bn (GBP2bn net of tax) as at 30 September 2006.
 6. There is no impact from this agreement on the company's profit and loss account.
 7. The "true up/true down" agreement between the company and trustees means that if the actual investment return from scheme assets over the period between triennial valuations is below 3.2% real per annum, BT will make further cash contributions to BTPS. If investment returns exceed 3.2%, BT's future deficit contributions will be reduced provided Trustees agree. In doing so, Trustees must of course act in accordance with relevant regulatory guidance, notably that any shortfall should be eliminated as quickly as the employer can reasonably afford after assessing the employers' covenant. The adjustments take effect post 2008 and are capped each way at GBP280m p.a.
 8. The existence of the Crown Guarantee, given to BT on privatisation in relation to pensions liabilities for those joining BTPS before 6 August 1984, has not been taken into account in determining the valuation results.
 9. Liabilities assumptions have been updated since 2002. These include the following mortality assumption:

      + -average life expectancy after retirement at 60 years:

                                        Males 23.8 years

                                        Females 25.4 years

- future improvement every 10 years of about 1 year

 Inquiries may also be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date: 18 December 2006